                              Filed by Baxter International Inc.
                              pursuant to Rule 425 under the Securities
                              Act of 1933, and deemed filed pursuant
                              to Rule 14a-12 of the Securities Act of 1934.

                              Subject company: Fusion Medical Technologies, Inc. Commission File No.:000-28460







FOR IMMEDIATE RELEASE
---------------------


Media contacts:  For Baxter:                              For Fusion:
                 Deborah Spak, (847) 948-2349             Allen & Caron Inc.
                 Tali Kaplan, (805) 372-3540              Matt Clawson
                                                          949-474-4300

Investor contacts:  For Baxter:                           or
                    Neville Jeharajah, (847) 948-2875     Philip M. Sawyer, President & CEO
                    Mary Kay Ladone, (847) 948-3371       Larry J. Strauss, VP Finance & CFO
                                                          510-818-4600

BAXTER SIGNS AGREEMENT TO ACQUIRE FUSION

Broad Clinical Applications of Fusion's Hemostat Complements Baxter's Strength in Tissue Sealing and Expands Surgical Channels


     Deerfield, Ill. and Fremont, Calif., February 27, 2002 - Baxter International Inc. (NYSE:BAX) and Fusion Medical Technologies, Inc. (NASDAQ:
FSON) jointly announced today that they have entered into an agreement under which Baxter will acquire Fusion, a company which develops and commercializes proprietary products used to control bleeding during surgery, in a stock-for-stock merger.

     The company will acquire all of Fusion's outstanding shares for approximately $157 million of Baxter common stock. Baxter will pay $10 per share in Baxter common stock at the closing of the transaction, pending approval by Fusion's shareholders and regulatory authorities.

     "The acquisition of Fusion expands and enhances our strong portfolio of biotherapeutic solutions for surgery and tissue repair," said Thomas Glanzmann, president of Baxter BioScience. "Fusion's expertise in collagen and gelatin-based products complements Baxter's strength in fibrin-based technologies. With the combination, we will be able to offer surgeons an array of solutions to seal tissue, enhance wound healing, and manage hemostasis -- now including active bleeding."

Baxter to Acquire Fusion...Page 2

     Fusion Medical Technologies President and CEO Philip Sawyer said, "this is the right time for this transaction. We have taken the FloSeal product line from concept through regulatory approvals and into the medical market, establishing it as an important, everyday tool in the surgical suite. Looking forward, the multi-faceted capabilities and resources of a global organization such as Baxter will take FloSeal to the next levels of market presence and will invest in the continued growth and success of our team.

     "Baxter's interest and commitment to Fusion is a tribute to the creative and hardworking employees of our company and it is with their help, as part of the Baxter organization, that we expect FloSeal to become a true standard in surgery worldwide," Sawyer said.

     Fusion's primary commercial product, FloSeal(R), is a combination of specially engineered collagen-derived particles and topical thrombin that is very effective in controlling bleeding. It is easy to use and works well on wet, actively bleeding tissue even in very challenging situations. The FDA approved the sale of FloSeal in the United States in December 1999. Fusion currently markets the FloSeal products in surgical procedures, other than ophthalmic, as an adjunct to hemostasis when control of bleeding by ligature or conventional procedures is ineffective or impractical.

     FloSeal and Fusion's other products in development are based on a bio-resorbable and proprietary collagen-based gel. Fusion has several other related products in various stages of development and clinical testing for use as hemostatic sealants, as well as for other potential uses.

     Baxter International Inc. is a global medical products and services company that, through its subsidiaries, provides critical therapies for people with life-threatening conditions. Baxter's products and services in bioscience (biopharmaceuticals, vaccines, biosurgery and transfusion

Baxter to Acquire Fusion...Page 3
---------------------------------

therapies), medication delivery and renal therapy are used by health-care providers and their patients in more than 100 countries.

     Baxter's BioScience business provides innovative therapeutic solutions for biosurgery and tissue regeneration, including fibrin sealant and a complete line of application devices. Its principal product, Tisseel VH fibrin sealant, is the first fibrin sealant to receive FDA approval and is indicated for tissue sealing, as well as hemostasis in cardiopulmonary procedures. Introduced in Europe, Tisseel (also marketed as Tissucol in some countries) is backed by more than twenty-two years of clinical experience and has been used in more than 8 million surgical procedures worldwide.

(Tisseel and Tissucol are trademarks of Baxter International Inc. or Baxter AG. Tisseel is registered in the U.S. Patent and Trademark office.)

(Fusion Medical Technologies(TM), Fusion(TM), FloSeal(R), and the stylized Fusion logo are trademarks of Fusion.)

                                       ###


     The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement. A copy of the Merger Agreement is expected to be filed as an exhibit to the Registration Statement or attached as annexes to the Proxy Statement/Prospectus that will be filed in connection with the merger.

BAXTER INTERNATIONAL INC. INTENDS TO FILE A REGISTRATION STATEMENT ON FORM S-4 WITH THE UNITED STATED SECURITIES AND EXCHANGE COMMISSION (SEC) IN CONNECTION WITH BAXTER'S PROPOSED ACQUISITION OF FUSION MEDICAL TECHNOLOGIES, INC., AND BAXTER AND FUSION INTEND TO MAIL A PROXY STATEMENT/PROSPECTUS TO FUSION STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BAXTER, FUSION, THE MERGER, THE PERSONS SOLICITING PROXIES, RELATING TO THE MERGER, THEIR INTERESTS IN THE MERGER, AND RELATED MATTERS. You will be able to obtain the documents and other filings by Baxter and Fusion with the SEC at www.sec.gov. In addition, you may obtain the

Baxter to Acquire Fusion... Page 4
----------------------------------

documents filed with the SEC by Baxter in connection with this transaction free of charge by requesting them from Baxter International Inc. Investor Relations at One Baxter Parkway, Deerfield, Illinois 60015 or (847) 948-2000, and you may obtain documents filed with the SEC by Fusion in connection with this transaction free of charge by requesting them from Fusion Medical Technologies, Inc. Investor Relations at 34175 Ardenwood Blvd., Fremont, CA 94555 or (510) 818-4610.

Fusion and its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from Fusion stockholders in connection with the proposed transaction. Information about the directors and executive officers of Fusion is set forth in Fusion's SEC Form 10-K and Proxy Statement for 2000. This document will be made available free of charge at the SEC web site at www.sec.gov and from Fusion as described above.

This press release contains forward-looking statements that involve risks and uncertainties, including approval by Fusion's shareholders and actions of regulatory bodies that may impact the companies' ability to complete the transaction, technological advances in the medical field, product demand and market acceptance, the effect of economic conditions, the impact of competitive products and pricing, actions of regulatory bodies, foreign currency exchange rates and other risks detailed in the companies' filings with the SEC. These forward-looking statements are based on estimates and assumptions made by management of Baxter and Fusion at the time of issuance of this press release, that are believed to be reasonable, but are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

                         Baxter International Fact Sheet

Corporate Headquarters
Deerfield, Illinois

1999 Sales        $6.4 billion
2000 Sales        $6.9 billion
2001 Sales        $7.7 billion

Employees
45,000 worldwide

Locations
Baxter operates in more than 110 countries at more than 250 facilities worldwide.

Overview
Baxter International Inc. (NYSE: BAX) is a global medical products and services company with a mission of delivering critical therapies through its three major businesses -- BioScience, Medication Delivery and Renal. Our products and services are used to treat patients with many conditions including cancer, trauma, hemophilia, immune deficiencies, infectious diseases, kidney disease and other disorders. Baxter is recognized as a global leader in developing innovative solutions that improve patients' quality of life.

Three Major Businesses
BioScience
----------
2001 Sales: $2.8 billion
Baxter's BioScience business produces therapeutic proteins from plasma and through recombinant methods to treat hemophilia, immune deficiencies and other blood-related disorders. Baxter also produces vaccines and biosurgery products. In addition, the Fenwal business manufacturer blood-collection containers and automated blood-cell separation and collection systems.

Medication Delivery
-------------------
2001 Sales: $2.9 billion
Baxter's Medication Delivery business manufactures a range of products used to deliver fluids and drugs to patients. Baxter provides intravenous (IV) and irrigating solutions in flexible, plastic containers; premixed liquid and frozen drugs for IV delivery; IV access systems and tubing sets; electronic IV infusion pumps; solutions, containers and automated compounding systems for IV nutrition; IV anesthesia devices and inhalation agents; ambulatory infusion systems. Baxter's Oncology group is also part of the Medication Delivery business.

Renal
-----
2001 Sales: $1.9 billion
Baxter's Renal business provides a range of renal dialysis products and services to support people with kidney failure. Baxter is the world's leading manufacturer of products for peritoneal dialysis (PD), a home dialysis therapy.

These products include PD solutions, container systems, and automated machines that cleanse patients' blood overnight while they sleep. Baxter also manufactures dialyzers, solutions and instrumentation for hemodialysis (HD).

Core Capabilities
Technological Expertise
-----------------------
Technological expertise is at the core of our success. Baxter continues to build on its expertise in plastic-container technologies, sterile-fluid technologies, and recombinant manufacturing technologies. We also ally with leading scientific and technical experts outside the company to complement our internal capabilities.

Manufacturing and Quality Excellence
------------------------------------
Manufacturing and quality excellence is ingrained in our culture. Around the world, Baxter plants follow the same high standards and shared expertise in plastics extrusion, heat-sealing and filling, sterilization and other manufacturing processes.

Global Presence
---------------
Baxter's global manufacturing network and infrastructure is a key competitive advantage, allowing us to provide cost-effective, high-quality health-care products to patients worldwide. Additionally, in 2000, 55 percent of sales were outside the United States.

Research & Development
----------------------
Due to our commitment to research and development, Baxter's history is rich with medical firsts from the first commercially manufactured intravenous (IV) solutions to the first portable kidney dialysis machine, plus many more. Baxter continually pursues breakthrough technologies in medication delivery, kidney disease and blood therapies through research facilities around the world that employee more than 1,000 employees. In 2000, Baxter invested more $1 billion in research and development and capital expenditures.

                                                              February 27, 2002


              To the Employees of Fusion Medical Technologies, Inc.

As you are aware, Baxter International has announced its plans to acquire Fusion Medical Technologies, Inc. We are very excited that this opportunity will allow us to leverage the strengths of both organizations. We believe that by joining forces, we can play an even more vital role in the growing field of BioSurgery. We believe that your talents and expertise in this arena complement our growing business in providing innovative therapeutic solutions for biosurgery and tissue regeneration. Most importantly, we believe that the combination of our teams will further accelerate the clinical adoption of both companies' current and future biosurgery technologies, for the ultimate benefit of patients worldwide.

There are still several steps that need to take place before the acquisition is final, including regulatory and shareholder approval. We expect to obtain the requisite approvals in Q2, 2002. Until then, we will continue to assess how best to integrate the operations of both companies. We have established an integration team that consists of employees from both Baxter and Fusion that will work between now and the closing date to develop plans for a smooth transition. There are many decisions that need to be made, and we intend to update you periodically throughout the process.

We look forward to officially welcoming you to the Baxter team!

Thomas Glanzmann
President, Baxter BioScience

Greg Bosch
Vice President/General Manager, BioSurgery

Baxter's annual report, a Baxter fact sheet, T. Glanzmann/G. Bosch biographies, and the Baxter BioScience brochure are enclosed for your reference. A copy of the press release relating to this transaction is available on our website at www.baxter.com
--------------

                                       ###

BAXTER INTERNATIONAL INC. INTENDS TO FILE A REGISTRATION STATEMENT ON FORM S-4 WITH THE UNITED STATED SECURITIES AND EXCHANGE COMMISSION (SEC) IN CONNECTION WITH BAXTER'S PROPOSED ACQUISITION OF FUSION MEDICAL TECHNOLOGIES, INC., AND BAXTER AND FUSION INTEND TO MAIL A PROXY STATEMENT/PROSPECTUS TO FUSION STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents and other filings by Baxter and Fusion with the SEC at www.sec.gov. In addition, you may obtain the documents filed with the SEC by Baxter in connection with this transaction free of charge by requesting them from Baxter International, Inc. Investor Relations at One Baxter Parkway, Deerfield, Illinois 60015 or (847) 948-2000, and you may obtain documents filed with the SEC by Fusion in connection with this transaction free of charge by requesting them from Fusion Medical Technologies, Inc. Investor Relations at 34175 Ardenwood Blvd., Fremont, CA 94555 or (510) 818-4610.

Fusion and its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from Fusion stockholders in connection with the proposed transaction. Information about the directors and executive officers of Fusion is set forth in Fusion's SEC Form 10-K for 2001. This document will be made available free of charge at the SEC web site at www.sec.gov and from Fusion as described above.

This document contains forward-looking statements that involve risks and uncertainties, including technological advances in the medical field, product demand and market acceptance, the effect of economic conditions, actions of regulatory bodies, the impact of competitive products and pricing, foreign currency exchange rates and other risks detailed in each company's filings with the SEC. These forward-looking statements are based on estimates and assumptions made by management of Baxter and Fusion that are believed to be reasonable but are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

[GRAPHIC REMOVED HERE]

                              Questions and Answers

       Regarding Baxter's Acquisition of Fusion Medical Technologies, Inc.

Background: Strategic Rationale
-------------------------------

What is happening?

Baxter International, Inc. and Fusion Medical Technologies, Inc. (NASDAQ:FSON) jointly announced that they have entered into an agreement under which Baxter will acquire Fusion in a stock-for-stock merger. Baxter will acquire all of Fusion's outstanding shares for approximately $157 million in Baxter common stock. Baxter will pay $10 per share in Baxter common stock.

Why are Baxter and Fusion interested in this transaction?
The acquisition of Fusion expands Baxter's BioSurgery portfolio of solutions for surgery and tissue repair.

Fusion's primary commercial product, FloSeal(R), is a combination of specially engineered collagen-derived particles and topical thrombin that is very effective in controlling severe, active bleeding. It is very complementary to Baxter's Tisseel, which is most effective as a sealant for more diffused, slower bleeding.

Fusion's expertise in collagen/gelatin-based products complements BioSurgery's fibrin-based technologies, and the broader clinical applications of the combined portfolio should accelerate utilization of biosurgical sealants.

Fusion also has an experienced direct sales force in the U.S. and reported $12.5 million in sales for 2001, their second full year of selling FloSeal. With Baxter's multi-faceted capabilities and resources, we expect that FloSeal will more quickly achieve global market penetration.

..

What are the terms of the acquisition?
Baxter will acquire Fusion in a stock-for-stock merger. Baxter will acquire all of Fusion's outstanding shares for approximately $157 million in Baxter common stock. Baxter will pay $10 per Fusion common share in Baxter common stock.

What is the timing of the purchase?
The transaction is expected to close in Q2 2002 subject to regulatory and Fusion shareholder approval.

Q&A Regarding Baxter's Acquisition of Fusion
Page 2 of 6

How will the integration process be handled?
An integration team led by Andrew Thorrens, Director, BioSurgery at Baxter will be established and will be comprised of employees from both organizations. Andrew is now fully dedicated to this integration process. This team will work between now and the closing date to develop plans for a smooth transition. This team intends to provide periodic updates throughout the integration process.

Customer Questions
------------------

How will this acquisition affect customers?
Until this transaction closes, business will continue as usual and is not expected to affect the customers of either Fusion or Baxter. The Baxter BioSurgery sales team will continue to sell Tisseel directly to customers and the Fusion sales team will continue to sell FloSeal directly to customers, just as before this announcement.

What should we tell customers during the transition?
It's business as usual during the transition. When completed, this acquisition will expand and enhance the array of solutions available to surgeons for surgery and tissue repair, and will provide additional products for both companies' customers.

After the acquisition is approved, the BioSurgery and Fusion sales teams will begin to receive training as appropriate on the respective product portfolios. And at that time, the integration of Fusion's and Baxter BioSurgery's businesses and products will begin.

What should Fusion team members say if asked about Baxter products? What should Baxter team members say if asked about Fusion products? Please direct any product questions to the appropriate company.

Questions regarding Fusion products should be referred to Fusion's toll-free customer service number 800-783-5014.

Questions regarding Baxter products should be referred to Baxter's toll free customer service number 800-423-2090.


Employee and Operational Questions
----------------------------------

Will the Fusion facility in Fremont remain in operation?
Yes. The plan is to continue to operate this facility.

Does Baxter plan to lay off any of Fusion's employees?
One of the reasons Baxter wants to acquire Fusion is because of the talent and expertise of the Fusion team. During the integration process, as more is learned about

Q&A Regarding Baxter's Acquisition of Fusion
Page 3 of 6

the roles and responsibilities of each position at Fusion, it is possible that some roles and positions may change or be realigned.

In the event an employee is laid off, what assistance is available?
Baxter has standard severance policies that will be explained to any affected employee. In addition, employment opportunities may be presented in other positions or at other Baxter facilities.

What are Baxter's specific plans for Fusion's account managers?
Fusion has a strong sales force that we plan to successfully integrate with the BioSurgery sales force. We will begin assessing the territories during the integration process to ensure the best coverage.

Will Fusion's management team stay in place?
Phil Sawyer, Fusion's President and CEO, will assist with the integration for several months after the close. Larry Strauss, Fusion's CFO, will assume management responsibility for the Fremont site and report to Greg Bosch, Vice President/General Manager - BioSurgery. Greg will assume leadership of the combined BioSurgery organization. Over the course of next two months, plans will be developed to determine the management structure going forward.

Will Fusion employees be required to relocate?
There are no plans to actively relocate anyone. However, as territories and resources are assessed, relocation opportunities may become available. In addition, career opportunities in other Baxter facilities may present Fusion employees with relocation opportunities.

What other career opportunities are available at Baxter?
Baxter is a large company with multiple facilities throughout California, the U.S. and worldwide. We have an open staffing system that allows all Baxter employees to investigate available positions at all facilities. Shortly after close, Fusion's employees will also have access to this system.

Will Fusion's name change?
Yes, after closing, the business will assume the name of Baxter BioScience and become part of the BioSurgery business unit. In the future, we will continue to utilize the Fusion name where it adds value. The product name FloSeal will continue to be used.

Q&A Regarding Baxter's Acquisition of Fusion
Page 4 of 6

What happens to our Fusion stock and/or stock options?
Current Fusion options will fully vest at the time of close. Fusion stock that is owned will be acquired for $10 per share, paid in Baxter common stock.

Is there a lock-up period on stock owned by current Fusion employees? Can Fusion employees exercise vested options now and sell? You can sell your Fusion stock, or exercise vested options and sell at any time per Fusion's normal policies and procedures.

Will we receive Baxter stock and/or options?
To welcome the Fusion team members to Baxter BioScience, it is our intent to give a one-time grant of stock options to Fusion employees at all levels at the time of the acquisition. The Baxter stock options vest after three years. This one-time grant is subject to the approval of the compensation committee of the Baxter Board of Directors.

What will happen to our current bonus plan?
Assuming that the objectives of the bonus plan are met, the plan will pay out as scheduled on June 30. It is possible that some of the metrics will be adjusted after the transaction closes to reflect obvious changes in financial reporting mechanisms. Going forward, Fusion team members will come onto the BioScience bonus plan.

When will Fusion employees be transferred to the Baxter payroll and benefits programs?
Fusion employees will move onto Baxter's payroll as quickly as administratively possible after the close. Between now and the close, every effort will be made to communicate Baxter benefit plans and programs to Fusion employees.

Should we change the way we answer the phone or identify our company or ourselves differently during the transition? No. Until the date of the closing, you will remain Fusion Inc. Please refer investor or media calls to Philip Sawyer or Larry Strauss. Customer calls should be referred to customer service.

Investor calls regarding Baxter should be referred to Mary Kay Ladone (847) 948-3371 or Neville Jeharajah (847) 948-2875. Media calls regarding Baxter should be directed to: Tali Kaplan (805) 372-3540 or Deborah Spak (847) 948-2349.

What systems will change after close?
Shortly after the transaction closes, Fusion employees will move onto Baxter voicemail, e-mail and intranet systems. All other systems will be reviewed by the integration team as part of the integration process.

Q&A Regarding Baxter's Acquisition of Fusion
Page 5 of 6

When will Fusion employees be legally part of Baxter? Fusion employees will become part of Baxter on the day of the close.

What is the status of Fusion employees between now and closing?
You will remain Fusion employees and we encourage you to continue to perform to your objectives. What will happen to our employee benefit plans?

Baxter is a large, global employer with a full complement of benefits, including 401(k) and pension plans. Our intention is to have you join the Baxter team as quickly as possible after the deal is closed; that will include extending our benefits program to you. Over the next few months, Fusion employees will receive detailed information regarding these benefit plans.

What is Baxter's compensation strategy?
Baxter follows a total compensation philosophy that provides market competitive rewards. Our rewards are a combination of salary, bonus and options. The mix of these elements is dependent on individual jobs and level in the organization.

How does Baxter's stock option program compare to ours?
Our understanding of Fusion stock options is that they have been granted to all employees with varying vesting dates and option terms. Baxter stock options are granted at certain management levels and, on occasion, to other employees. Baxter options are non-qualified, have a 10-year term and vest after three years.

What is the Employee Stock Purchase Plan?
The Employee Stock Purchase Plan allows eligible employees to buy Baxter stock at a discounted price. Participants elect to fund these purchases through regular payroll deductions, up to 12% of their annual pay. The price participants pay for the shares is 85% of the market price of Baxter stock on their subscription date. These shares may then be held for growth and tax advantages OR they may be sold immediately to take advantage of the 15% discount.

                                      ####

BAXTER INTERNATIONAL INC. INTENDS TO FILE A REGISTRATION STATEMENT ON FORM S-4 WITH THE UNITED STATED SECURITIES AND EXCHANGE COMMISSION (SEC) IN CONNECTION WITH BAXTER'S PROPOSED ACQUISITION OF FUSION MEDICAL TECHNOLOGIES, INC., AND BAXTER AND FUSION INTEND TO MAIL A PROXY STATEMENT/PROSPECTUS TO FUSION STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BAXTER, FUSION, THE MERGER, THE PERSONS SOLICITING PROXIES, RELATING TO THE MERGER, THEIR INTERESTS IN THE MERGER, AND RELATED MATTERS. You will be able to obtain the documents and other filings by Baxter and Fusion with the

Q&A Regarding Baxter's Acquisition of Fusion Page 6 of 6

SEC at www.sec.gov. In addition, you may obtain the documents filed with the SEC by Baxter in connection with this transaction free of charge by requesting them from Baxter International Inc. Investor Relations at One Baxter Parkway, Deerfield, Illinois 60015 or (847) 948-2000, and you may obtain documents filed with the SEC by Fusion in connection with this transaction free of charge by requesting them from Fusion Medical Technologies, Inc. Investor Relations at 34175 Ardenwood Blvd., Fremont, CA 94555 or (510) 818-4610.

Fusion and its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from Fusion stockholders in connection with the proposed transaction. Information about the directors and executive officers of Fusion is set forth in Fusion's SEC Form 10-K and Proxy Statement for 2000. This document will be made available free of charge at the SEC web site at www.sec.gov and from Fusion as described above.

This document contains forward-looking statements that involve risks and uncertainties, including technological advances in the medical field, product demand and market acceptance, the effect of economic conditions, actions of regulatory bodies, the impact of competitive products and pricing, foreign currency exchange rates and other risks detailed in each company's filings with the SEC. These forward-looking statements are based on estimates and assumptions made by management of Baxter and Fusion that are believed to be reasonable but are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

                                     Baxter
================================================================================
                                     Welcome

                                   Greg Bosch
                                 Andrew Thorrens
                                   Jill Farson

                                     Agenda
================================================================================

         |X|   Company Overview
               - Baxter
               - BioScience
               - BioSurgery
         |X|   Employee Benefits
         |X|   What's in it for you
         |X|   Integration & Next Steps
         |X|   Questions & Answers

                                Baxter Portfolio

                         $8 Billion Global Market Leader

Medication Delivery            Renal                          BioScience

.. Drug Delivery         . Dialysis Products              . BioPharmaceuticals
.. Anesthesia               . Peritoneal                    . Recombinant
.. Nutritional              . Hemo                          . Plasma
  Products              . Dialysis Services              . Vaccines
.. Oncology              . Disease                        . BioSurgery
                          Management                     . Transfusion
                        . Xenotransplantation              Therapies (Fenwal)

                             Baxter's Shared Values
                       Respect * Responsiveness * Results
                                 Baxter's Goals


                                    Best Team
                                  Best Partner
                                 Best Investment
                                  Best Citizen

                                BioScience Vision
================================================================================


                        To be a Global BioScience Leader
                       With Innovative BioPharmaceuticals,
                       Vaccines, BioSurgery, & Transfusion
                         Therapies Products & Services

                              BioScience Objective:
                         Achieve >$12B in Sales by 2010
================================================================================

                         CAGR = 17% +

        $2.8 Billion  ----------------      >$12 Billion
           2001                                 2010

                      We Continue to Build on the Momentum

                                   BioScience
                            Strong 2001 Sales Growth
================================================================================

                                  [Bar Chart]
2001 Sales ($ In Billions)
-----------
Amgen             $4.0
BioScience        $2.8
Biogen            $1.0
Immunex           $0.9

                                  [Bar Chart]
2001 Sales Growth
-----------------
BioScience        18%
Immunex           15%
Biogen            13%
Amgen             11%

               BioScience is an Established Leader in the Industry

                                   BioScience

                            2001 Sales = $2.8 Billion


BioSurgery                             Latin America

Vaccines                               Japan /Asia

BioPharmaceuticals                     U.S.

Transfusion Therapies                  Europe

------------------                 -------------------
Sales by Business                    Sales by Region
------------------                 -------------------

                              BioScience Employees*


                                    [CHART]

Other            25%

Sales/Marketing  20%

R&D              10%

Operations       45%


                     10,000 employees in over 30 countries

                    *Headcount without Transfusion Medicine

                             BioScience Facilities


                                      [MAP]


                                                --------------------------------
                                                Administrative R&D Manufacturing
                                                --------------------------------

                Global headquarters: Westlake Village, California

                          BioScience Core Competencies

-------------------------------------------------------------------------------
BioPharmaceuticals      BioSurgery        Vaccines        Transfusion Therapies
--------------------------------------------------------------------------------

.. Multiple and unique technology platforms

.. Manufacturing capabilities and capacity

.. Strong customer relationships

.. Significant global presence

.. Broad portfolio: device, delivery and biologic competencies

                               BioSurgery Strategy
================================================================================

|X| Build on fibrin sealant foundation for a broader participation in the surgery & tissue regeneration markets

|X|       Drive standard of care with Tisseel in focused surgical fields

|X|       Build a world-class BioSurgery sales force globally

|X| Build the BioSurgery portfolio with innovative biotherapeutics through selective partnering efforts

|X|       Launch innovative fibrin sealant delivery devices

              BioSurgery will Generate $1 Billion in Sales by 2010

                           BioSurgery Market Segments




Hemostasis                                              Sealants/Adhesives


                                 Fibrin Sealant



Tissue Regeneration                                     Adhesion Prevension

                          What does this Mean for You?

.. We plan to continue operations in Fremont.

.. Fusion employees will become Baxter employees, and will transfer onto Baxter benefits shortly after the close.

.. Larry Strauss will be appointed site manager.

                             Baxter Benefits (U.S.)
..  Medical
..  Dental
..  Life insurance
..  Short/long term disability
..  Sick leave
..  Vacation
..  401K plan
..  Pension plan
..  Employee stock purchase plan
..  Educational assistance
..  Baxter Credit Union
..  Employee Assistance Program
.. Employee meetings to discuss benefits will be scheduled between now and close of deal.

                                                                              16
                                  Stock options

.. Vesting for current Fusion stock options granted before today will be accelerated.

.. It is our intent to give all employees of Fusion a one-time welcome grant of Baxter stock options at close subject to the approval of the compensation committee of the Baxter Board of Directors.

                        Baxter's Total Shareholder Return


                   [GRAPH]

                  28% CAGR

          Dec, 1994         $14,13
          Dec, 1995         $20,94
          Dec, 1996         $23,27
          Dec, 1997         $25,22
          Dec, 1998         $32,16
          Dec, 1999         $31,41
          Dec, 2000         $44,16
          Dec, 2001         $53,63

-------------------------------------------
$30 Billion of Shareholder Value Since 1993
-------------------------------------------

                              Summary & Next Steps
================================================================================

|X| Integration teams to be established and led by Andrew Thorrens who is fully dedicated to the integration process.

              . Integration team will be comprised of employees from both organizations

|X| Regulations prohibit the communication between Fusion employees and Baxter employees prior to close.

              . All communications regarding the integration process should be coordinated through Andrew and the integration team.

|X| We will set up an 800# voice mailbox and email address to address questions; answers will be provided within one week of receipt.

                                     Baxter
================================================================================

                                    Thank You

                                       Q&A

                                BioScience Senior

                                 Management Team


                             [ORGANIZATIONAL CHART]